Schedule 13D                                                      Page 1 of 19

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                        TD AMERITRADE HOLDING CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   872364Y108
                                 (CUSIP Number)

                          CHRISTOPHER A. MONTAGUE, ESQ.
                            THE TORONTO-DOMINION BANK
                             TORONTO-DOMINION CENTRE
                                   P.O. BOX 1
                            TORONTO, ONTARIO M5K IA2
                                 (416) 982-8222

                                   COPIES TO:
                               LEE MEYERSON, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000


           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 24, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                      Page 2 of 19

CUSIP No. 872364Y108

   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Toronto-Dominion Bank
      I.R.S. Identification No. 13-5640479

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  X....................................................................

      (b)  .....................................................................

   3. SEC Use Only .............................................................

   4. Source of Funds (See Instructions) OO, WC.................................

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................................

   6. Citizenship or Place of Organization

      Canada....................................................................

               7. Sole Voting Power

                  196,300,000*..................................................


Number of      8. Shared Voting Power
Shares
Beneficially      0.............................................................
Owned by
Each           9. Sole Dispositive Power
Reporting
Person With       196,300,000*..................................................

              10. Shared Dispositive Power

                  0.............................................................

   11. Aggregate Amount Beneficially Owned by Each Reporting Person

       196,300,000*.............................................................

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)............................................................

   13. Percent of Class Represented by Amount in Row (11)

       32.5%*...................................................................

   14. Type of Reporting Person (See Instructions)

       BK.......................................................................


* Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement (as defined herein), the TD Entities (as defined herein) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties (as defined herein). Based on information provided by the Ricketts Parties, as of January 24, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock (as defined herein), representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in response to Item 6, the TD Entities and the Ricketts Parties acknowledge that they constitute a "group," for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), with respect to TD Ameritrade.

Schedule 13D                                                      Page 3 of 19

CUSIP No. 872364Y108

   1. Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only). TD Discount Brokerage Holdings LLC
      I.R.S. Identification No. 20-4135150

   2. Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)  X....................................................................
      (b)  .....................................................................

   3. SEC Use Only .............................................................

   4. Source of Funds (See Instructions) OO, WC.................................

   5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e) .............................................................

   6. Citizenship or Place of Organization

      Delaware..................................................................

               7. Sole Voting Power

                  196,300,000*..................................................

               8. Shared Voting Power

Number of         0.............................................................
Shares
Beneficially   9. Sole Dispositive Power
Owned by
Each              196,300,000*..................................................
Reporting
Person With   10. Shared Dispositive Power

                  0.............................................................

   11. Aggregate Amount Beneficially Owned by Each Reporting Person

       196,300,000*.............................................................

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)............................................................

   13. Percent of Class Represented by Amount in Row (11)

       32.5%*...................................................................

   14. Type of Reporting Person (See Instructions)

       OO.......................................................................

* Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information provided by the Ricketts Parties, as of January 24, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.4% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in response to Item 6, the TD Entities and the Ricketts Parties acknowledge that they constitute a "group," for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

Schedule 13D                                                      Page 4 of 19

Item 1. Security and Issuer

      This statement on Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Issuer Common Stock") of TD Ameritrade Holding Corporation, a Delaware corporation (the "Issuer" or "TD Ameritrade"), which prior to the consummation of the transactions described in Item 3 below was named "Ameritrade Holding Corporation". The principal executive offices of the Issuer are located at 4211 South 102nd Street, Omaha, Nebraska 68127.

Item 2. Identity and Background

      This statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of TD ("TDDBH" and, together with TD, the "TD Entities"). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive offices of the TD Entities are located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2.

      The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

      During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On January 24, 2006, pursuant to the consummation of the transactions contemplated by the Agreement of Sale and Purchase dated as of June 22, 2005, as amended as of October 28, 2005 and as of December 22, 2005 (as amended, the "Purchase Agreement"), between TD and the predecessor of the Issuer, TDDBH received 196,300,000 shares of Ameritrade common stock, representing approximately 32.5% of the outstanding shares of Issuer Common Stock, and $20,000 in cash, in exchange for all of the outstanding capital stock of TD Waterhouse Group, Inc. ("TD Waterhouse"), a Delaware corporation (the "Transaction"). Prior to the consummation of such transactions and pursuant to the terms of the Purchase Agreement, TD caused TD Waterhouse to have sufficient cash to pay its portion of the special dividend provided to shareholders of Ameritrade Holding Corporation in connection with the Transaction by providing TD Waterhouse with a short-term loan in the amount of $270,000,000.

      All funds required for the payment of the consideration in the tender offer described below will be obtained from available funds of TD and its subsidiaries.

Item 4. Purpose of Transaction

      TDDBH acquired its initial ownership position in the Issuer as consideration for the sale of TD Waterhouse to the Issuer.

Schedule 13D                                                      Page 5 of 19

      In connection with the Transaction, TD entered into a Stockholders Agreement, dated as of June 22, 2005, among TD, the Issuer, J. Joe Ricketts, Marlene M. Ricketts, the J. Joe Ricketts 1994 Dynasty Trust, the Marlene M. Ricketts 1994 Dynasty Trust and the Ricketts Grandchildren Trust (Mr. and Mrs. Ricketts and such affiliated trusts, collectively, the "Ricketts Parties") (such agreement, as it may be amended, restated or otherwise modified from time to time, the "Stockholders Agreement"), which contains various provisions relating to the governance of TD Ameritrade following the completion of the transaction, including board composition, stock ownership, transfers by TD and the Ricketts Parties, voting and other matters. Pursuant to the Stockholders Agreement, TD is initially entitled to designate five of the twelve directors of TD Ameritrade and the Ricketts Parties are initially entitled to designate three of the twelve directors of TD Ameritrade, each subject to adjustment in accordance with the provisions of the Stockholders Agreement. The initial TD designees to the TD Ameritrade board of directors were appointed concurrent with the consummation of the Transaction. The initial Ricketts Parties designees to the TD Ameritrade board of directors were serving as directors prior to the consummation of the Transaction, and accordingly remained in such positions upon consummation of the Transaction. The description of the Stockholders Agreement contained in Item 6 below is incorporated by reference in this Item 4.

      Pursuant to the Stockholders Agreement, TD is obligated to commence a cash tender offer, at a price of at least $16 per share, pursuant to which TD will offer to purchase a number of shares of Issuer Common Stock constituting the lesser of (i) 8% of the outstanding shares of Issuer Common Stock and (ii) a number of shares such that, if TD successfully acquires all shares subject to the tender offer, it will beneficially own 39.9% of the outstanding shares of Issuer Common Stock. TD currently intends to commence the tender offer in the near future. TD has been advised by the Ricketts Parties that they do not intend to tender any of their shares of Issuer Common Stock in the tender offer.

      TD intends to review from time to time its investment in the Issuer and the Issuer's business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the TD Entities may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a "going-private transaction" and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer,
(iii) changes in the Issuer's certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the Nasdaq National Market System (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above. Without limiting the foregoing, pursuant to the tender offer described in this Statement and, if necessary, through other actions, the TD Entities currently intend to take one or more of the actions described in the second preceding sentence, consistent with the Stockholders Agreement and subject to market conditions and other considerations, to acquire additional shares of Issuer Common Stock. It is TD's current plan to acquire, within the time period specified by the Stockholders Agreement, additional shares of Issuer Common Stock such that it will continue to be entitled to designate five members of the Issuer's board of directors. Alternatively, and consistent with the terms of the Stockholders Agreement and subject to market conditions and other considerations, the TD Entities may sell all or a portion of their securities of the Issuer in the open market, in privately negotiated transactions, through a public offering or otherwise.

Schedule 13D                                                      Page 6 of 19

      Other than as described in this Statement, the TD Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) and (b) As of January 24, 2006, TDDBH was the record and beneficial owner of 196,300,000 shares of Issuer Common Stock, representing approximately 32.5% of the outstanding shares of Issuer Common Stock. TD, as the sole member of TDDBH, controls TDDBH and accordingly beneficially owns the shares of Issuer Common Stock held by TDDBH. To the knowledge of the TD Entities, as of January 24, 2006, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock.

      Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information provided by the Ricketts Parties, as of the close of business on January 24, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.4% of the outstanding shares of Issuer common stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. However, as described in response to Item 6, the TD Entities and the Ricketts Parties acknowledge that they constitute a "group," for purposes of the Exchange Act, with respect to TD Ameritrade.

      All information contained in this Statement relating to the Ricketts Parties is based on information provided to the TD Entities by the Ricketts Parties. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.

      (c) Except as set forth in Item 3 above, none of the TD Entities, or, to the knowledge of the TD Entities, any of the individuals named in Schedule I hereto, has engaged in any transaction during the past 60 days in any shares of Issuer Common Stock.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer

      Except as set forth in this Statement, to the knowledge of the TD Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the TD Entities or any of the individuals named in Schedule I hereto and any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

a.    Stockholders Agreement

      In connection with the Transaction, the Issuer, the Ricketts Parties and TD entered into the Stockholders Agreement, which, among other things, contains certain governance arrangements and various provisions relating to board composition, stock ownership, stock transfers by TD and the Ricketts

Schedule 13D                                                      Page 7 of 19

Parties, voting and other matters. The following is a summary of selected provisions of the Stockholders Agreement. While the TD Entities believe this description covers the material terms of the Stockholders Agreement, it is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is included as Exhibit 4 of this Statement and incorporated herein by reference.

      Due to certain agreements contained in the Stockholders Agreement, the TD Entities and the Ricketts Parties have acknowledged that they constitute a "group," for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

Governance of TD Ameritrade

      Under the terms of the Stockholders Agreement, the board of directors of TD Ameritrade is classified into three classes, with each class serving staggered, three-year terms. The board of directors consists of twelve members, and the persons to be nominated for election as directors of TD Ameritrade were initially designated as follows:

      - the Ricketts Parties initially had the right to designate three of the directors, initially J. Joe Ricketts, J. Peter Ricketts and Thomas S. Ricketts (each of whom was assigned to a different class of directors, as designated by the Ricketts Parties);

      - TD initially had the right to designate five of the directors, initially W. Edmund Clark, Fredric J. Tomczyk, Daniel A. Marinangeli, Marshall A. Cohen and Wilbur J. Prezzano (one of whom is a class I director, two of whom are class II directors and two of whom are class III directors, as designated by TD);

      - the individual serving as chief executive officer of TD Ameritrade, initially Joseph H. Moglia (who is a class I director); and

      - three of the directors are to be outside independent directors, who initially are Michael D. Fleisher, Glenn H. Hutchins and Dan W. Cook III (each of whom was assigned to a different class of directors).

      The number of directors designated by the Ricketts Parties (the "Ricketts directors") may increase or decrease from time to time depending on the ownership position of the Ricketts Parties. Generally, the number of Ricketts directors relates to the Ricketts Parties' ownership as set forth in the table below, subject to specified cure periods in the event of a decrease in ownership from one threshold to another and minimum holding periods in the event of an increase in ownership from one threshold to another. Any vacancy resulting from the reduction of the number of Ricketts directors will be filled with an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. In the event that the number of Ricketts directors increases as a result of an increase in the Ricketts Parties' ownership position, the corresponding number of outside independent directors will be removed and replaced with new Ricketts directors.

RICKETTS PARTIES OWNERSHIP LEVEL                          TOTAL NUMBER OF
                                                         RICKETTS DIRECTORS
Greater than 20.83%                                       3
Greater than 12.50% to 20.83%                             2
Greater than 4.17% to 12.50%                              1
4.17% or less                                             0

Schedule 13D                                                      Page 8 of 19

      If, on the first anniversary of the closing date of the Transaction, the Ricketts Parties do not beneficially own at least 20.83% of the outstanding voting securities of TD Ameritrade, and the number of Ricketts directors has not already been reduced, then one of the Ricketts directors must resign from the board of directors of TD Ameritrade, and the resulting vacancy will be filled by an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. Following any such resignation, however, the number of Ricketts directors may continue to increase or decrease based on the ownership position of the Ricketts Parties, as described above.

      The number of directors designated by TD (the "TD directors") may increase or decrease from time to time depending on the ownership position of TD. Generally, the number of TD directors relates to TD's ownership as set forth in the table below, subject to specified cure periods in the event of a decrease in ownership from one threshold to another and minimum holding periods in the event of an increase in ownership from one threshold to another. Any vacancy resulting from the reduction of the number of TD directors will be filled with an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. In the event that the number of TD directors increases as a result of an increase in TD's ownership position, the corresponding number of outside independent directors will be removed and replaced with new TD directors.

TD OWNERSHIP LEVEL                                        TOTAL NUMBER OF TD
                                                          DIRECTORS
Greater than 37.5%                                        5
Greater than 29.17% to 37.50%                             4
Greater than 20.83% to 29.17%                             3
Greater than 12.50% to 20.83%                             2
Greater than 4.17% to 12.50%                              1
4.17% or less                                             0

      If, on the first anniversary of the closing date of the Transaction, TD's percentage ownership of the outstanding voting securities of TD Ameritrade is not at least 37.5%, and the number of TD directors has not already been reduced, then one of the TD directors must resign from the board of directors of TD Ameritrade, and the resulting vacancy will be filled by an outside independent director, effective immediately prior to the following annual meeting of TD Ameritrade stockholders. Following any such resignation, however, the number of TD directors may continue to increase or decrease based on the ownership position of TD, as described above.

      The Stockholders Agreement also sets forth procedures by which outside independent directors are selected. A committee of the board of directors of TD Ameritrade comprised solely of all of the outside independent directors, referred to as the outside independent director committee, has the sole authority on behalf of the board of directors to nominate candidates for election to serve as outside independent directors, except that TD and the Ricketts Parties have the right to reject a director candidate, but not without a reasonable basis for doing so.

      Subject to applicable laws and certain conditions, TD Ameritrade is required to cause each committee of its board of directors (other than the outside independent director committee and a committee of the board of directors comprised solely of all directors who are not TD directors) to consist of two TD directors, one Ricketts director, and two outside independent directors. These levels of committee representation are subject to adjustment from time to time based on TD's and the Ricketts Parties' maintenance of specified ownership levels.

      The parties to the Stockholders Agreement have agreed to vote their shares of Issuer Common Stock in favor of the election of each director nominated for election in the manner provided for in the Stockholders Agreement and in favor of the removal of each director designated for removal in the manner provided for in the Stockholders Agreement, and have agreed not to vote in favor of any candidate for director who is not nominated in accordance with the Stockholders Agreement. The Ricketts Parties (other than the Ricketts Grandchildren Trust) and TD irrevocably appointed an officer of

Schedule 13D                                                      Page 9 of 19

Ameritrade as their respective proxy and attorney-in-fact to vote in accordance with the terms of the Stockholders Agreement in the event they fail to comply with its terms. TD Ameritrade has agreed to take all actions within its control to effectuate the corporate governance provisions of the Stockholders Agreement.

Tender Offer and Share Ownership

      The Stockholders Agreement requires TD to commence a cash tender offer pursuant to which TD will offer to purchase a number of shares of Issuer Common Stock constituting the lesser of (i) 8% of the outstanding shares of Issuer Common Stock and (ii) a number of shares such that, upon successful completion of the offer, TD will beneficially own up to 39.9% of the outstanding shares of Issuer Common Stock.

      Following the tender offer:

      - TD may acquire additional shares of Issuer Common Stock only up to an aggregate beneficial ownership interest of 39.9% of the outstanding voting securities of TD Ameritrade for a period of three years following completion of the Transaction, and up to an aggregate beneficial ownership of 45% for the remaining term of the Stockholders Agreement; and

      - the Ricketts Parties may acquire additional shares of Issuer Common Stock only up to an aggregate beneficial ownership interest of 29% of the outstanding voting securities of TD Ameritrade.

      Notwithstanding the limitations on TD's ownership described above, TD may make a non-public proposal to the board of directors of TD Ameritrade to acquire additional shares pursuant to a tender offer, merger or other business combination for 100% of the outstanding shares of Issuer Common Stock not owned by TD, and TD may complete such a transaction, subject to the approval of a majority of the outside independent directors and the holders of a majority of the outstanding shares of Issuer Common Stock not affiliated with TD. TD will not, subject to certain exceptions, solicit proxies with respect to Issuer Common Stock.

      If TD Ameritrade receives a bona fide inquiry or proposal from a third party that could result in a proposal with respect to a merger, acquisition or other business combination involving TD Ameritrade or its subsidiaries in which more than 25% of the voting securities or consolidated assets of TD Ameritrade would be acquired or received by the third party, TD Ameritrade must promptly notify TD of receipt of the inquiry or proposal and offer TD the opportunity to participate in parallel discussions with TD Ameritrade, and must consider proposals from TD regarding a comparable transaction.

Right to Purchase Securities

      TD and the Ricketts Parties have the right to purchase up to their respective proportionate share of future issuances of Issuer Common Stock, options, warrants or other debt or equity securities that are convertible into or exchangeable or exercisable for Issuer Common Stock, other than issuances of Issuer Common Stock as consideration in connection with an acquisition by TD Ameritrade and certain other issuances specified in the stockholders agreement. If TD Ameritrade proposes to issue shares as consideration in an acquisition, TD Ameritrade will discuss in good faith with TD and the Ricketts Parties alternative structures in which a portion of such shares would be sold to TD or the Ricketts Parties, with the proceeds of such sale used to fund the acquisition.

Schedule 13D                                                      Page 10 of 19

Transfer and Other Restrictions

      In general, absent approval of a majority of the independent directors, TD and the Ricketts Parties may not transfer shares of Issuer Common Stock to any holders of 5% or more of the outstanding shares of Issuer Common Stock, subject to certain exceptions.

      For so long as TD and TD Ameritrade constitute the same audit client for audit independence purposes under applicable law, TD will not engage the auditor of TD Ameritrade to provide any non-audit services to TD and TD Ameritrade will not engage the auditor of TD to provide specified non-audit services to TD Ameritrade.

Information Rights

      TD is entitled to access to and information regarding TD Ameritrade's business, operations and plans as TD may reasonably require to appropriately manage and evaluate its investment in TD Ameritrade and to comply with its obligations under U.S. and Canadian laws. This access is subject to confidentiality and nondisclosure obligations of TD. Likewise, TD is required to provide TD Ameritrade with any information regarding TD that is reasonably required for TD Ameritrade to comply with applicable laws. These information rights terminate on the first date that TD no longer owns at least 15% of the outstanding shares of TD Ameritrade.

Obligation to Repurchase Shares

      If TD Ameritrade issues shares of its common stock pursuant to any compensation or similar program or arrangement, then TD Ameritrade will, subject to certain exceptions, use its reasonable efforts to repurchase a corresponding number of shares of its common stock in the open market within 120 days after any such issuance.

Non-Competition Covenants

      Subject to certain exceptions described below, none of J. Joe Ricketts (so long as he is serving as a director of TD Ameritrade), TD or any of their respective affiliates, may participate in or own any portion of a business engaged in the business of providing securities brokerage services in the U.S. (or, solely in the case of Mr. Ricketts and his affiliates, in Canada) to retail traders, individual investors and registered investment advisors. If TD acquires indirectly such a competing business as a result of its acquisition of a non-competing business, TD must offer to sell the competing business to TD Ameritrade at its appraised fair value as determined in accordance with the terms of the Stockholders Agreement. If TD Ameritrade decides not to purchase the competing business, TD must use commercially reasonable efforts to divest the competing business within two years.

      J. Joe Ricketts (so long as he is serving as a director of TD Ameritrade), TD and their respective affiliates will be permitted under the terms of the Stockholders Agreement to own a passive investment representing less than 2% of a class of equity securities of a competing business so long as the class of equity securities is traded on a national securities exchange in the U.S. or the Toronto Stock Exchange or quoted on the NASDAQ National Market. In addition, neither TD nor any of its affiliates is prohibited from engaging in various activities specified in the Stockholders Agreement.

      In addition, TD Ameritrade may not hold or acquire control of a bank or similar depository institution except:

      - incidentally in connection with the acquisition of an entity not principally engaged in the banking business; or

Schedule 13D                                                      Page 11 of 19

      - in the event that TD does not control any bank or similar depository institution which is able to offer money market deposit accounts to clients of TD Ameritrade as a designated sweep vehicle or TD has indicated that it is not willing to offer such accounts to clients of TD Ameritrade through one or more of any banks or similar depository institutions it controls.

Termination of the Stockholders Agreement

      The Stockholders Agreement will terminate (1) with respect to the Ricketts Parties, when their aggregate ownership of Issuer Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade, and (2) upon the earliest to occur of:

      - the consummation of a merger, tender offer or other business combination pursuant to which TD offers to acquire 100% of the Issuer Common Stock not owned by TD;

      -     the 10th anniversary of the consummation of the Transaction;

      - the date on which TD's ownership of Issuer Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade;

      - the commencement by a third party of a tender offer or exchange offer for not less than 25% of the Issuer Common Stock unless the TD Ameritrade board recommends against such tender offer or exchange offer and continues to take all reasonable steps to oppose such tender offer or exchange offer (as reasonably determined by TD);

      - the approval by the TD Ameritrade board of a business combination that would result in another party owning 25% of TD Ameritrade's voting securities or its consolidated assets or which would otherwise result in a change of control of TD Ameritrade; or

      - the acquisition of 20% of the voting securities of TD Ameritrade by a third party.

      For a period of up to one year following a termination due to events described in the fourth, fifth or sixth bullet points above, TD and the Ricketts Parties will be prohibited from acquiring shares of Issuer Common Stock that would cause TD's aggregate ownership to exceed 45% of the outstanding voting securities of TD Ameritrade (39.9% in the first three years) or the aggregate ownership of the Ricketts Parties to exceed 29% of the outstanding voting securities of TD Ameritrade, except that either TD or the Ricketts Parties may exceed these thresholds in connection with a merger, tender offer or other business combination for 100% of the outstanding shares of Issuer Common Stock approved by the holders of a majority of the outstanding shares of Issuer Common Stock (other than the Ricketts Parties and TD). Furthermore, during that period of up to one year following such termination, the provisions of the Stockholders Agreement relating to the designation and election of directors, transfer restrictions and certain other provisions will remain in effect. In the event that TD's beneficial ownership of Issuer Common Stock falls below approximately 4% of the outstanding voting securities of TD Ameritrade, TD must cause each of the TD directors to immediately resign as directors of TD Ameritrade.

b.    Amended and Restated Registration Rights Agreement

      Concurrently with entering into the Purchase Agreement and the Stockholders Agreement, TD, the Issuer, the Ricketts Parties and certain other persons who are no longer party to the agreement, entered into the Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement") to,

Schedule 13D                                                      Page 12 of 19

among other things, include TD as a party to the existing registration rights agreement among the Issuer, the Ricketts Parties and such other persons. The Registration Rights Agreement is substantially the same as the preexisting registration rights agreement except for the provision of registration rights to TD, the elimination of the term of the registration rights and the potential provision of additional registration rights to the Ricketts Parties. The following is a summary of selected provisions of the Registration Rights Agreement. While the TD Entities believe this description covers the material terms of the Registration Rights Agreement, it is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as
Exhibit 5 to this Statement and incorporated herein by reference.

Demand Registrations

      TD Ameritrade has granted the Ricketts Parties and TD, collectively, the right to demand registration of the shares of Issuer Common Stock held by them on nine separate occasions. Six of the nine demand rights, including two shelf registrations, are allocated to TD, and three of the nine demand rights, including one shelf registration, are allocated to the Ricketts Parties.

Piggy Back Registrations

      TD Ameritrade has also agreed to provide TD and the Ricketts Parties with piggy back registration rights, such that if at any time TD Ameritrade proposes to file a registration statement with respect to any offering of its securities for its own account or for the account of any stockholder who holds its securities (subject to certain exceptions) then, as expeditiously as reasonably possible (but in no event less than 20 days prior to the proposed date of filing such registration statement), TD Ameritrade shall give written notice of such proposed filing to all holders of securities subject to registration rights pursuant to the Registration Rights Agreement, or registrable securities, and such notice shall offer the holders of such registrable securities the opportunity to register such number of registrable securities as each such holder may request in writing.

      The registration rights granted in the Registration Rights Agreement are subject to customary restrictions such as minimums, blackout periods and limitations on the number of shares to be included in any underwritten offering imposed by the managing underwriter. In addition, the Registration Rights Agreement contains other limitations on the timing and ability of stockholders to exercise demands for registration.

Item 7. Material to be Filed as Exhibits

      1. Agreement of Sale and Purchase (incorporated by reference to Exhibit 2.1 on Form 8-K filed by Issuer on June 22, 2005 (SEC File No. 0-49992)).

      2. Amendment No. 1 to the Agreement of Sale and Purchase, dated as of October 28, 2005 (incorporated by reference to Exhibit 2.2 on Form 8-K filed by the Issuer on October 28, 2005 (SEC File No. 0-49992)).

      3. Amendment No. 2 to the Agreement of Sale and Purchase, dated as of December 23, 2005 (incorporated by reference to Exhibit 2.3 on Form 8-K filed by the Issuer on December 29, 2005 (SEC File No. 0-49992)).

      4. Stockholders Agreement, dated as of June 22, 2005 (incorporated by reference to Exhibit 10.1 on Form 8-K filed by Issuer on June 22, 2005 (SEC File No. 0-49992)).

Schedule 13D                                                      Page 13 of 19

      5. Amended and Restated Registration Rights Agreement, dated as of
June 22, 2005 (incorporated by reference to Exhibit 99.1 on Form 8-K filed by the Issuer on September 12, 2005 (SEC File No. 0-49992)).

      6. Joint Filing Agreement between TD and TDDBH, dated as of January 25, 2006.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE TORONTO-DOMINION BANK

By:  /s/ Christopher A. Montague
     --------------------------------------------
Name: Christopher A. Montague, Esq.
Title:   Executive Vice President and General Counsel


TD DISCOUNT BROKERAGE HOLDINGS LLC

By:  /s/  Frank Tripodi
     --------------------------------------------
Name: Frank Tripodi
Title:   President, Secretary and Treasurer



Dated: January 25, 2006

Schedule 13D                                                      Page 15 of 19

                                   SCHEDULE I
     INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE
                              TORONTO-DOMINION BANK

      The following is a list of the directors and executive officers of the TD Entities as of the date of this Statement. Unless otherwise indicated, each of the directors and executive officers is a citizen of Canada. Unless otherwise indicated, the business address for each of the executive officers is: The Toronto-Dominion Bank, P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with TD.

THE TORONTO-DOMINION BANK

Name                           Present Principal Occupation or Employment and
                               Address
-------------------------      -------------------------------------------------
DIRECTORS

William E. Bennett             Corporate Director
(United States Citizen)        55 West Monroe Street
                               Suite 2530
                               Chicago, Illinois 60603-5008

Hugh J. Bolton                 Chair of the Board
                               EPCOR Utilities Inc.
                               EPCOR Centre
                               1800-10065 Jasper Ave., N.W.
                               Edmonton, Alberta
                               T5J 3B1

John L. Bragg                  President and Co-Chief Executive Officer
                               Oxford Frozen Foods Limited
                               4881 Main Street
                               P.O. Box 220
                               Oxford, Nova Scotia
                               B0M 1P0

W. Edmund Clark                President and Chief Executive Officer
                               The Toronto-Dominion Bank
                               P.O. Box 1
                               Toronto-Dominion Centre
                               Toronto, Ontario
                               M5K 1A2

Marshall A. Cohen              Counsel
                               Cassels Brock & Blackwell LLP
                               Scotia Plaza, Suite 2100
                               40 King Street West
                               Toronto, Ontario
                               M5H 3C2

Schedule 13D                                                      Page 16 of 19

Wendy K. Dobson                Professor and Director
                               Institute for International Business
                               Joseph L. Rotman School of Management
                               University of Toronto
                               105 St. George Street
                               Toronto, Ontario
                               M5S 3E6

Darren Entwistle               President and Chief Executive Officer
                               TELUS Corporation
                               8th Floor, 555 Robson St.
                               Vancouver, BC
                               V6B 3K9

Donna M. Hayes                 Publisher and Chief Executive Officer
                               Harlequin Enterprises Limited
                               225 Duncan Mill Road, 9th Floor
                               Don Mills, Ontario
                               M3B 3K9

Henry H. Ketcham               Chairman of the Board,
(United States and             President and Chief
Canadian citizen)              Executive Officer
                               Suite 501-858 Beatty St.
                               Vancouver, BC
                               V6B 1C1

Pierre H. Lessard              President & Chief Executive Officer
                               METRO INC.
                               11011, boul. Maurice-Duplessis
                               Montreal, Quebec
                               H1C 1V6

Harold H. MacKay               Counsel
                               MacPherson Leslie & Tyerman LLP
                               1500 - 1874 Scarth Street
                               Regina, Saskatchewan
                               S4P 4E9

Brian F. MacNeill              Chairman of the Board
                               Petro-Canada
                               P.O. Box 2844, 28th Floor PCCW
                               150 - 6th Avenue SW
                               Calgary, Alberta
                               T2P 3E3

Roger Phillips                 Corporate Director
(Canadian and British          c/o IPSCO Inc.
citizen)                       P.O. Box 1670
                               Armour Road
                               Regina, Saskatchewan
                               S4P 3C7

Schedule 13D                                                      Page 17 of 19

Wilbur J. Prezzano             Corporate Director
(United States citizen)        28 Murray Blvd.
                               Charleston, South Carolina 29401-2350

William J. Ryan                Chairman, President and Chief Executive Officer
(United States citizen)        TD Banknorth Inc.
                               P.O. Box 9540
                               Two Portland Square
                               Portland, Maine 04112-9540

Helen K. Sinclair              Chief Executive Officer
                               BankWorks Trading Inc.
                               20 Adelaide St. East, Suite 1250
                               Toronto, Ontario
                               M5C 2T6

John M. Thompson               Chairman of the Board
                               The Toronto-Dominion Bank
                               P.O. Box 1
                               Toronto-Dominion Centre
                               Toronto, Ontario
                               M5K 1A2

Henry H. Ketcham               Chairman of the Board,
(United States and             President and Chief Executive Officer
Canadian Citizen)              West Fraser Timber Co Ltd. Suite 501-858
                               Bently St.
                               Vancouver, BC
                               VGB 1C1

EXECUTIVE OFFICERS

W. Edmund Clark                President and Chief
                               Executive Officer

Robert E. Dorrance             Group Head --
                               Wholesale Banking,
                               and Chairman and
                               Chief Executive
                               Officer  - TD
                               Securities, and Vice
                               Chair  - TDBFG

Bernard T. Dorval              Group Head --
                               Business Banking and
                               Insurance, and
                               Co-Chair TD Canada
                               Trust

William H. Hatanaka            Group Head -- Wealth
                               Management, and
                               Chairman and Chief
                               Executive Officer --
                               TD Waterhouse Canada
                               Inc.

Timothy D. Hockey              Group Head --
                               Personal Banking, and
                               Co-Chair -- TD Canada
                               Trust

Schedule 13D                                                      Page 18 of 19

William J. Ryan               Group Head -- U.S.
(United States citizen)        Personal and
                               Commercial Banking,
                               Chairman, Chief
                               Executive Officer and
                               President - TD
                               Banknorth, and Vice
                               Chair --
                               TDBFG

Colleen M. Johnston            Chief Financial
                               Officer and Executive
                               Vice President -
                               TDBFG

Bharat B. Masrani              Vice Chair and Chief
                               Risk Officer

Fredric J. Tomczyk             Vice Chair --
                               Corporate Operations

Robert F. MacLellan            Executive Vice
                               President
                               and Chief Investment
                               Officer

Andrea Rosen (on leave)        Vice Chair  - TD Bank
                               Financial Group


TD DISCOUNT BROKERAGE HOLDINGS LLC

Name                           Present Principal Occupation or Employment and
                               Address
-------------------------      -------------------------------------------------
DIRECTOR

Frank Tripodi                  Chief Financial Officer
                               Toronto Dominion Holdings (U.S.A.), Inc.
                               31 W. 52nd Street
                               New York, NY 10019

EXECUTIVE OFFICER

Frank Tripodi                  President, Secretary
                               and Treasurer
